Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Ancient Essentials, Inc.
Jurisdiction of Organization:	North Carolina
Date of Organization:	08/02/2019
Form of Organization:	Corporation
Physical Address:	1205 Executive Drive, Kinston, NC 28501
Issuer Website:	https://ancientessentials.com/

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Thomas Taylor	Owner/Director – President	09/2019
Amy Taylor	Director of Sales and Marketing	09/2019

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Thomas Taylor	Common Shares	100%

Description of Company's Business – §227.201(d)

CBD Market Could Reach $20 Billion By 2024

Be a part of it!

https://www.forbes.com/sites/irisdorbian/2019/05/20/cbd-market-could-reach-20-billion-by-2024-says-new-study/#c54245c49d05

The CBD and Hemp industries are exploding, but NOT ALL CBD PRODUCTS ARE CREATED EQUAL.

At Ancient Essentials, we are doing something that no one else in the US is doing. Our supplier grows 100% of our hemp in greenhouses and plant it in their own organic potting soil. This allows them to grow some of the purest hemp and subsequently craft the most effective CBD products on the market.

Our supplier Carolina Greenhouses and Carolina Hemp has an amazing team that consists of expert scientists and agriculturalists with over 30 years of experience cultivating crops in greenhouses. Our products are physician endorsed and were developed in coordination with Dr. Holly Parker, a family physician in Wilson, NC.

Carolina Hemp has their own extracting facility that continues to follow our strict quality guidelines. We control the production process from the beginning to the end. Having partnered with one of the best hemp growers and suppliers in the market ensures that we can offer superior CBD products to our clients.

We are committed to the highest standards and the best quality available. This commitment is also reflected in our target customers: independent pharmacies, chiropractors and top-level health food stores. You won't find us in convenient stores or vape shops.

In 2 to 3 months we will be USDA certified organic.

More and more people are looking toward natural remedies to help them treat their illnesses.

CBD is quickly becoming a widely used alternative treatment method. It is non addicting and you cannot overdose on it, and all the while it affords patients amazing results.

It is on the cutting edge of treatments for many ailments such as sleep disorders, PTSD, anxiety, epilepsy, arthritis and even some types of cancer.

By investing in Ancient Essentials, you are joining in on and helping to promote a new frontier for health and well-being.

Welcome to the future!

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	2

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.   Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as Ancient Essentials (the "Company")

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is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose. Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss. As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Personnel Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

FDA Risk

Because the main product of the company has not yet been regulated by the FDA, there is the possibility in the future that the product can no longer be sold without a prescription and this could severely affect the earnings and growth of the company.

Supplier Risk

As we only have one main supplier, there is potentially a risk that if they were to go out of business that we would need to find another supplier.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000	08/28/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$100,000	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

The investments that we get from Fundopolis will go towards our marketing budget (digital, print and radio) and sponsorships of and affiliations with various medical associations and chiropractic associations throughout the United States.

We are going to target the Naturopathic industry and its doctors. This is a field that has yet to be targeted by other CBD companies.

This will allow us to quickly be in contact with many physicians and chiropractors versus trying to contact them one at a time. Our goal is to be their "go to" brand and create a large client base and loyal following.

How many different sponsorships and advertising we do, will depend on the amount of money we earn here on Fundopolis.

Even with the minimum amount, we will be able to contact many more potential clients than we can now.

We will also be evaluating bringing on additional sales representatives in the future. Again, the number will depend on the amount of funds we receive.

We also hope to launch some new products in the next few months to expand our market base.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses	$2,000	$4,000
Portal Fees	$1,000	$4,000
Additional Resources/Overhead	$7,500	$35,000

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Incidentals	$2,500	$2,000
Marketing	$12,000	$55,000
Total Proceeds:	**$25,000**	**$100,000**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? **None**

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering a Revenue Share investment, which will be referred to as the "Revenue Share." The Revenue Share issued by the company will be sold at $1.00 per unit.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Ancient Essentials, Inc.
Address: 1205 Executive Drive, Kinston, NC 28501
State of Organization: North Carolina
Date Company was Formed: 08/02/2019

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $50,000
Security Type: Revenue Share
Revenue Share Percentage: 8%
Revenue Share Payback Multiple: 1.75x
Payment Frequency: Annually
Security Purchase Price: $1.00

Maturity Duration: 5 years

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	10,000 shares	10,000 shares	No

Summary of differences between security offered and outstanding securities:

There have been no prior securities.

Capital Resources and Material Terms of Debt – §227.201(p)

We received an investment from our exclusive supplier of $30,000. This was to help us get started and launch the Ancient Essentials brand.

This is not considered debt and can be paid back over time with no designated end date and no accrued interest.

We have a close collaborative relationship with Carolina Hemp and the more successful we are, the more successful they are. In other words, they invested in the Ancient Essentials Brand, but it was also an investment in their own company.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

These are our numbers from March after being in business for 7 months.

We have no long-term debt. Sales are just starting to grow as we used the first six months to penetrate our target market.

This is being accomplished and now we are seeing steady growth and consolidation of our clients.

Financial Projections:

We project to double the business yearly over the next 3 years. From now until the end of the year we project to continue to grow and with the received investments, we should be able to go strongly in to 2021 with increased marketing and an increased client base.

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Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.